UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-10029	                                   August 30, 2002

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

East West Securities Company, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):



415 Huntington Drive, San Marino, CA  91108
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT







INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of East West Securities Company, Inc.
San Marino, California

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940 that
East West Securities Company, Inc. (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of
August 30, 2002. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified
Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 30, 2002, and with respect to agreement of security purchases and sales, for the period from May 31, 2002 (the date of our last examination) through August 30, 2002:

1. Count and inspection of all securities located in the vault of East West Bank (the "Custodian") in San Marino, California, without prior notice to management; and

2. Reconciliation of all such securities to the books and records of the Fund and the Custodian as of August 30, 2002.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that East West Securities Company, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of August 30, 2002 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and Board of Directors of East West Securities Company, Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


September 13, 2002


DELOITTE & TOUCHE
Los Angeles, California




Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940

We, as members of management of East West Securities Company, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 30, 2002, and for the period May 31, 2002 (the date as of your last examination) through August 30, 2002.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 30, 2002, and for the period May 31, 2002 (the date as of your last examination) through August 30, 2002, with respect to securities reflected in the investment account of the Company.



September 13, 2002


East West Securities Company, Inc.

By:


Julia Gouw
President and Chief Financial Officer



Douglas P. Krause
Director, Executive Vice President and Secretary